Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 30, 2012

iPath® Exchange Traded Notes (ETNs)

iPath® MSCI India IndexSM ETN

About iPath® ETNs

What are iPath® Exchange Traded

Notes (ETNs)

Defining iPath® ETNs

? Senior, unsecured debt securities

Issued by Barclays Bank PLC

Have a maturity date

Linked to the performance of an index, less fees

Offer no principal protection

ETNs are linked to the return of an index, less fees

Unlike ETFs, no underlying assets are held

No tracking error to linked index1

Provide access to hard-to-reach assets or strategies

1. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

iPath® ETN Return Components

ETN Return

Index Return

Fees/Costs

iPath® ETNs: Familiar Features,

Unique Benefits

Differences and Similarities between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors with access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities

ETNs ETFs

Liquidity Daily on exchange Daily on exchange

Registration Securities Act of 1933 Investment Company Act of 1940

Recourse Issuer credit Portfolio of securities

Principal Risk Market and Issuer Risk Market Risk

Institutional size redemption Daily to the issuer Daily via custodian

Short sales* Yes, on an uptick or a downtick Yes, on an uptick or a downtick

* With short sales, an investor faces the potential for unlimited losses as the security’s price rises.

What is iPath®?

iPath®: An offering that stands apart from the crowd

? First offering of exchange traded notes (ETNs) in the US

? Began trading in 2006

? Largest suite of ETNs in the US offered by one issuer

? Broad array of exposures, spanning from volatility to fixed income

Credit issuer risk

? iPath® ETNs are debt securities issued by Barclays Bank PLC and payments on the ETNs are subject to the creditworthiness of Barclays Bank PLC

Daily Redemption

? On a daily basis, blocks1 of shares can be redeemed at Closing Indicative Note Value of the relevant valuation date2

1. Blocks of 25,000 or 50,000, depending on the product.

2. Subject to certain terms and conditions, see the applicable prospectus for details.

iPath® ETNs are issued by

Barclays Bank PLC

Barclays Bank PLC is the issuer of iPath® ETNs

? One of the largest financial services companies in the world with over 300 years of history and expertise in banking

? A major global financial services provider engaged in

– Retail banking

– Credit cards

– Corporate and investment banking

– Wealth management

? Operating in over 50 countries and employs approximately 145,000 people

Barclays Capital Inc. acts as the issuer’s agent in connection with the distribution of iPath® ETNs

iPath® ETNs are backed by the credit of Barclays Bank PLC1

? Ratings for Barclays Bank PLC long-term, senior unsecured debt

– A+ by S&P

– Aa3 by Moody’s Investors Service, Inc.

1. The iPath® ETNs are not rated, but are backed by the credit of Barclays Bank PLC. Credit ratings relate solely to the issuer, Barclays Bank PLC, and not to the ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

iPath® ETN Product Suite

Number of

Products

Principal Amount Outstanding ($M)

Commodities

DJ-UBS Indices

S&P GSCI Indices

Pure Beta Indices

Seasonal Natural Gas Index

Equity

Volatility

Buy-Write

India

Inverse/Leveraged

Fixed Income

Currency / Other

Total

40

19

2

18

1

18

6

1

1

10

10

8

76

4,243

3,311

842

87

2

2,936

2,342

12

529

54

229

69

7,477

Source: BlackRock, Inc., as of 03/30/11.

iPath® ETN Features

Potential Benefits

? Access to hard-to-obtain assets or strategies

? Operationally efficient

? Listed on NYSE Arca and other exchanges

? No tracking error

Unique Access

? Commodities

? Currencies

? Equities

Key Considerations

? Market Risk: ETNs are not principal protected1

? Liquidity Risk2

? Issuer Credit Risk3

1. The return of an ETN is linked to the performance of an index, less fees and applicable costs. The index may rise or fall depending on market conditions, affecting the value of the investment return. Investors may lose some or all of their investment in the ETN.

2. As an exchange-traded product, an ETN can be bought and sold daily on an exchange during normal US market hours. Investors may be exposed to risk overnight and during other non-trading hours. Additionally, investors may be exposed to risk when the ETN is trading but the market on which the underlying index is based is closed.

3. Investors are exposed to issuer credit risk when investing in any debt security, including ETNs. It is possible that an issuer may not be able to meet its obligations on the ETNs as they become due.

Trading iPath® ETNs

Investor can trade iPath® ETNs in three ways

ETN

Investor

Intermediary

Intermediary

1

2

3

Exchange

Barclays

Bank PLC

Hold Until Maturity

Buy/sell at market price during market hours

Create/Redeem directly to Barclays Bank PLC*

Buy and hold until maturity

* Typically in amounts of 25,000 or 50,000 units per redemption (a redemption charge may apply). See relevant prospectus for procedures and applicable minimum amount.

Taxation

Type Treatment

At Maturity Recognition Of

Current Income

Alternatives Capital Gains No

Buy-Write Capital Gains No

Commodities Capital Gains No

Equity Capital Gains No

Fixed Income Capital Gains No

Leveraged Capital Gains No

Currency

Exchange Rate Ordinary Income Yes

Global Emerging Markets Strategy (GEMS) Ordinary Income Yes

Carry Trade Ordinary Income No

iPath® MSCI India IndexSM ETN

Why Exposure to Indian Equity?

Targeted emerging markets exposure

? Potential portfolio diversification benefits

? Additional diversification to broad emerging markets exposure

India’s growing economic significance

? India is the second most populous country in the world behind China

? India’s real Gross Domestic Product grew 8.4% on average over the last 5 years

Sources: Bloomberg.

Diversification may not protect against market risk. Past Performance is not indicative of future results.

iPath® MSCI India IndexSM ETN

iPath® ETN Name Ticker Symbol Index Name Yearly Fee1

iPath® MSCI India IndexSM ETN INP MSCI India Total

Return IndexSM 0.89%

MSCI India Index

? Represents 85% of the free-float adjusted market cap of Indian equities

– Comprised of 71 companies listed on the National Stock Exchange of India2

– Index Market Cap: $239B2

1. The investor fee is equal to the Yearly Fee times the principal amount of your Securities times the Index Factor, calculated on a daily basis in the following manner: the Investor fee on inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the value of the index in the inception date.

2. As of 03/30/12.

Unique Exposures:

MSCI India Total Return IndexSM

Index Sector Breakdown

Sector Weighting

as of March 30, 2012

Financials (26.31%)

Information Technology (17.14%) Energy (11.69%)

Materials (9.67%)

Consumer Staples (7.90%)

Consumer Discretionary (8.66%) Industrials (5.98%)

Healthcare (5.13%)

Utilities (5.04%)

Telecommunication Services (2.47%)

Top Ten Constituents Float Adj. Shares

INFOSYS 10.13%

RELIANCE INDUSTRIES 8.07%

HDFC BANK 6.49%

HOUSING DEV FINANCE CORP 6.01%

TATA CONSULTANCY 4.51%

ITC 4.20%

TATA MOTORS 3.41%

ICICI BANK 3.12%

HINDUSTAN UNILEVER 2.91%

LARSEN & TOUBRO 2.23%

Source: MSCI, Inc. Sector breakdown and holdings as of 3/30/12 and are subject to change.

The Global Industry Classification Standard (GICS) was developed by and is the exclusive property of MSCI and Standard & Poor’s. “Global Industry Classification Standard (GICS)” is a service mark of MSCI and Standard & Poor’s.

MSCI India

Total Return IndexSM Performance

MSCI India TR IndexSM S&P 500® Index

Annualized Returns 3.05% -0.03%

Volatility1 34.74% 22.97%

Correlation2 vs. S&P 500® Index 0.59

Percent appreciation

-MSCI India Total Return Index -S&P

500 Index

Source: Bloomberg, 12/19/06–03/30/12.

Past performance is not indicative of future results. One cannot invest directly in an index.

1. Volatility is a measure of variability from the expected value. Annualized volatility is based on monthly returns for a specified time period, and describes how the annual returns in a given annual period have differed from average annualized returns. Because the Annualized Volatility is based on historical data, it may not predict variability on annualized performance of the ETNs in the future.

2. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

Disclosure

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the Indian and global stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Emerging Market Risk: The index tracks investments in an emerging market, which carries the risk of capital loss from unfavorable fluctuation in currency values, differences in generally accepted accounting principles, lower trading volumes, and economic or political instability. ETNs linked to the index may be subject to more volatility than investments outside of emerging markets.

Concentration Risk: Because the ETNs are a concentrated investment in a single country, the ETNs may be more volatile than other investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The MSCI indexes are the exclusive property of MSCI, Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

Thank you

For more information, visit

www.iPathETN.com

? Prospectuses

? Info Sheets

? Frequently Asked Questions

1-877-764-7284